June 8, 2007
BY EDGAR AND FACSIMILE
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant
Re:	Barr Pharmaceuticals, Inc. Form 10-K/T for the Transition Period from July 1, 2006 to December 31, 2006 File No. 001-09860
Dear Mr. Rosenberg:
     Set forth below are the responses of Barr Pharmaceuticals, Inc. (the “Company”) to the follow-up questions posed by Vanessa Robertson of the Commission during telephone conversations that took place on May 17, 2007 and June 5, 2007 between Ms. Robertson and the undersigned. Those questions were posed in response to the Company’s letter to the Commission, dated April 13, 2007, responding to the Commission’s initial comment letter, dated March 30, 2007. As directed by Ms. Robertson, we are not repeating the Company’s responses contained in the April 13th letter, but rather are including the Commission’s initial comment together with its follow-up questions to those particular comments.
Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations — Comparison of the fiscal years ended June 30, 2005 and June 30, 2004 — Research and Development, page 60
Comment 2. Please provide to us a description of the asset that resulted in the $22 million write-off related to the Schering agreement. Include specifically the nature of this asset that allowed it to be capitalized at the time of the merger.
     Follow-up to Comment 2: Please confirm whether the Development and License Agreement had any alternative future use. Refer to FIN #4.
Response:
We confirm that the Development and License Agreement did not have any alternative future use.

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
June 8, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations, page 64
Comment 3. Please provide to us in disclosure type format the aggregate amount of potential milestone payments along with a description of the events that would trigger these payments. Also explain to us why you do not include a discussion of these potential obligations in your financial statements.
     Follow-up to Comment 3: Please confirm whether it is reasonably possible that the Company will have to make any of the potential milestone payments. If it is reasonably possible, please confirm that the Company will include the aggregate amount of the potential milestones in the table of contractual obligations in future filings as we believe that such information would be useful to investors.
Response:
     It is reasonably possible that the Company could be required to make milestone payments in the future. As the Company cannot predict the period in which such payments would be made, if at all, we would propose the following disclosure be included under the Contractual Commitments table in MD&A to provide the reader with the magnitude of such potential payments:
     “In addition to the above, we may be obligated to make potential “milestone” payments to third parties as part of licensing and development programs. The aggregate amount of these potential milestone payments total approximately $27.5 million. Included in this amount is a $15 million potential milestone payable under the terms of a settlement agreement with a third-party if our Cenestin product achieves total profits, as defined, of greater than $100 million during any rolling five-year period prior to October 22, 2014. The remaining amounts relate to several third parties and such amounts generally become due and payable only upon the achievement of certain developmental milestones, including the receipt of regulatory approval for certain products. Because it is uncertain if and when these milestones will be achieved, we have not attempted to predict the period in which such milestones would possibly be incurred, if at all, nor have such contingencies been recorded on our consolidated balance sheet.”

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
June 8, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Inventories, page 68
Comment 4. Please provide to us in disclosure type format a discussion of the impact that this policy had on your financial statements for the most recent periods. Include whether material adjustments were made to the balances in any of those reporting periods. Also explain to us why you no longer include a rollforward of this balance in your Schedule II information or disclose the amount in your financial statements, and please provide this information to us.
     Follow-up to Comment 4: Refer to the Company’s response on comment #4. The fact that the Company includes this as a critical accounting estimate infers that differences here could have a material impact to the Company’s financial statements. From an MD&A perspective, the Commission feels that an explicit statement of the fact that there were no material changes is warranted. Please revise your disclosure to include such statement.
Response:
     In future filings, if there are no material changes in our inventories during the periods being compared, we will provide additional disclosure to our inventory policy discussion in MD&A along the lines of the following:
     “For the six months ended December 31, 2006 and the years ended June 30, 2006, 2005 and 2004, lower of cost or market provisions for inventory obsolescence were not material to our net earnings (loss).”
Goodwill and Other Intangible Assets, page F-24
Comment 9. As product rights are material, please provide us, in disclosure type format, the following information about your intangible assets by product: their cost, accumulated amortization, weighted average amortization period, and aggregate estimated amortization expense.
     Follow-up to Comment 9: The Commission continues to believe that disaggregated disclosure should be provided for product rights. Given the number of products the Company has acquired, please provide to the Commission in disclosure-type format the following information for the Company’s product rights by therapeutic category, or some other more disaggregated format that makes sense given the nature of each acquisition:
•	cost;

•	accumulated amortization;

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
June 8, 2007

•	weighted average amortization period; and

•	aggregate and estimated amortization expense.
Response:
     As noted in our previous response, we believe our disclosures regarding our product right intangible assets are in accordance with GAAP. Because of their importance, we have highlighted some of our most significant product intangibles in our disclosures within our filings as further noted in our previous response
     The Company will, however, provide disclosure of our product rights by therapeutic category for the latest balance sheet in future filings within the Goodwill and Intangible Assets footnote. We would propose that such disclosure appear in the following format:
     “Included in the finite-lived intangible assets table above are product rights to over 200 intangible assets acquired by the Company over the past five years. The following table disaggregates the aggregate values of these product rights into therapeutic categories as of December 31, 2006:

December 31, 2006

Weighted
		Accumulated	Net	Average
Product Rights by Therapeutic Category	Cost	Amortization	Book Value	Amortization period
($ in thousands)
Contraception	$—	$—	$—	—
Antibiotics, antiviral & anti-infectives	—	—	—	—
Cardiovascular	—	—	—	—
Psychotherapeutics	—	—	—	—
Other (1)	—	—	—	—

Total product rights	$—	$—	$—

(1) Other includes numerous therapeutic categories, none of which exceeds 10% of the aggregate net book value of product rights.”
     We respectfully submit that the request to include estimated amortization expense of these product rights by therapeutic category would not provide meaningful disclosure over and above the total amounts already disclosed in our five-year estimated annual intangible asset amortization expense table within the same footnote.

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
June 8, 2007

     In addition, the Company hereby acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *
     Please direct any further comments or questions you may have to the undersigned at (201) 930-3835 (phone), (201) 930-3330 (fax) or skirk@barrlabs.com.
     Thank you.

Very truly yours, /s/ Sigurd C. Kirk Senior Vice President and Corporate Controller
cc:	Bruce L. Downey (Chief Executive Officer, Barr Pharmaceuticals, Inc.)
William T. McKee (Executive Vice President Chief Financial Officer, Barr Pharmaceuticals, Inc.)
Frederick J. Killion (General Counsel, Barr Pharmaceuticals, Inc.)
George Stephan (Chairman of the Audit Committee, Barr Pharmaceuticals, Inc.)
Paul Krieger (Deloitte & Touche LLP)
William M. Rustum (Gibson, Dunn & Crutcher LLP)